TERYL RESOURCES CORP. ("TRC")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: February 22, 2008
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced January 8, 2008 and February 5, 2008:

Number of Shares: 6,000,000 shares

Purchase Price: $0.15 per share

Warrants: 6,000,000 share purchase warrants to purchase 6,000,000 shares

Warrant Exercise Price: $0.20 for a one year period

Number of Placees: 77 placees

Finder's Fee: $35,760 and 238,400 warrants payable to Canaccord Capital Corp.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

TSX-X